UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
August 25, 2006
Metal Storm Limited

(Translation of registrant’s name into English)
Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☑  Form 20-F     ☐  Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐  Yes     ☑  No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  n/a

     Half-year financial report for the six months ended 30 June 2006 (ASX Appendix 4D - Australian Dollars) attached as exhibit 99-1.

SIGNATURES
EXHIBIT INDEX
Exhibit 99.1

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: 08/28/2006	By:	/s/ Jim MacDonald
		Name:	Jim MacDonald
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Metal Storm Limited, Half-Year Financials Report, 30 June, 2006.